UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 24, 2013

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Item

1.	Press release

Item 1

AVG Reports Record Revenue, EPS and Cash Flow for First Quarter 2013;

Raises Outlook for Fiscal Year

Revenue increases 26% to $104.7 million

Q1 GAAP diluted EPS is $0.45 and non-GAAP diluted EPS is $0.58

Net cash flow from operating activities increases 110%

AMSTERDAM, April 24, 2013 — AVG Technologies N.V. (NYSE: AVG), the provider of Internet and mobile security, privacy and optimization to 150 million active users, today reported results for the first quarter ended March 31, 2013.

Revenue for the first quarter of 2013 was $104.7 million, compared with $83.0 million in the first quarter of 2012, an increase of 26 percent.

Net income for the first quarter of 2013 was $24.4 million, or $0.45 per diluted ordinary share, based on 54.6 million weighted-average diluted ordinary shares outstanding. This compares with net income of $10.9 million, or $0.21 per diluted ordinary share in the equivalent period last year, an increase of 114 percent per diluted ordinary share. Net cash flow from operating activities was $43.3 million in the first quarter of 2013, an increase of 110 percent compared with $20.6 million for the same period last year.

Non-GAAP adjusted net income for the first quarter of 2013 was $31.8 million, or $0.58 per diluted ordinary share. This compares with non-GAAP adjusted net income of $18.2 million, or $0.34 per diluted ordinary share, for the same period of the prior year, an increase of 71 percent per diluted ordinary share.1 Unlevered free cash flow was $43.8 million for the quarter, compared with $22.8 million for the same period in the prior year, an increase of 92 percent.

Deferred revenue as of March 31, 2013 was $187.4 million, compared with $157.7 million at March 31, 2012 and $181.2 million at December 31, 2012. Cash and cash equivalents totaled $60.8 million and net debt was $14.4 million as of March 31, 2013 compared with $107.5 million and $95.0 million respectively at March 31, 2012 and $51.9 million and $45.3 million respectively at December 31, 2012.2

“We are very pleased with our excellent first quarter performance. We achieved more than $100 million in revenue in one quarter for the first time, posted over 100 percent growth in operating cash flow from the same period last year, and saw a 32 percent increase in year-over-year users to 150 million, with mobile representing today almost 25 percent of total users”, stated John Little, CFO of AVG Technologies.

[1]	Non-GAAP results for the first quarter of 2013 exclude $3.6 million in share based compensation expense, $2.3 million in acquisition amortization and $0.9 million in charges associated with the rationalization of the Company’s global operations, together with a $0.6 million adjustment to normalize to a tax rate of 14 percent, as described in the Notes to Non-GAAP adjustments following the Reconciliation of GAAP measures to non-GAAP measures.
[2]	Net debt represents current and non-current debt less cash and cash equivalents.

Financial Outlook

Based on information available as of April 24, 2013, AVG is confirming or raising its outlook for fiscal 2013 as follows:

•	Revenue is expected to be in the range of $414 million to $422 million.

•	Net income is expected to be in the range of $73 million to $83 million; diluted EPS is expected to be in the range of $1.29 to $1.49.

•	Non-GAAP adjusted net income is expected to be in the range of $98 million to $108 million; non-GAAP diluted EPS is expected to be in the range of $1.74 to $1.94.

•	Operating cash flow is expected to be in the range of $144 million to $150 million; non-GAAP unlevered free cash flow is expected to be in the range of $134 million to $140 million.

Similarly, AVG is providing the following financial outlook for the second quarter of 2013:

•	Revenue is expected to be approximately $100 million.

•	Net income is expected to be in the range of $14 million to $17 million; diluted EPS is expected to be in the range of $0.25 to $0.32.

•	Non-GAAP adjusted net income is expected to be in the range of $22 million to $24 million; non-GAAP diluted EPS is expected to be in the range of $0.39 to $0.45.

AVG’s expectation of non-GAAP adjusted net income for the second quarter of 2013 and fiscal year 2013 excludes share-based compensation expense and acquisition amortization and assumes a tax rate of 14 percent. For the purpose of calculating diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 55 million weighted-average diluted ordinary shares outstanding for the second quarter and approximately 56 million weighted-average diluted ordinary shares outstanding for the full year.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its first quarter 2013 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (877) 941-8416 (United States and Canada) or +1 (480) 629-9808 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through May 1, 2013 by calling +1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), (conference passcode required: 4613393#).

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures including the following: non-GAAP adjusted net income, non-GAAP adjusted net income per diluted ordinary share and non-GAAP unlevered free cash flow. The presentation of this supplemental non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with generally accepted accounting principles in the United States. In particular, adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow should not be considered as measurements of the Company’s financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income, cash flow from operations or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of the Company’s liquidity. Adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow have limitations as analytical tools and should not be considered in isolation from, or as substitutes for, analysis of AVG’s results of operations, including its cash flows, as reported under U.S. GAAP. Some of the limitations of adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow as financial measures are:

•

they do not reflect the Company’s future requirements for capital expenditure or contractual commitments, nor, in the case of the income measures, do they reflect the actual cash contributions received from customers;

•	except in the case of free cash flow, they do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•

although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in AVG’s industry may calculate these measures differently than AVG does, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

AVG is providing these non-GAAP financial measures because it believes that such measures provide important supplemental information to management and investors about the Company’s core operating results, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook. AVG management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of U.S. GAAP to non-GAAP measures.” All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, operating cash flow, non-GAAP adjusted net income, non-GAAP EPS and non-GAAP unlevered free cash flow for the three-month period ending June 30, 2013 and/or the fiscal year ending December 31, 2013. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in the Company’s growth strategies; changes in the Company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the Company’s active users; potential effects of changes in the applicable search guidelines of our search partners; the termination of or changes to the Company’s relationships with its partners, including Google, and other third parties; changes in the Company’s and its partners’ responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company’s plans to launch new products and online services and monetize its full user base; the Company’s ability to attract and retain active and subscription users; the Company’s ability to retain key personnel and attract new talent; the Company’s ability to adequately protect its intellectual property; flaws in the Company’s internal controls or IT systems; the Company’s geographic expansion plans; the anticipated costs and benefits of the Company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company’s reports on Form 6-K and Form 20-F. The Company’s results of operations for the first quarter ended March 31, 2013 are not necessarily indicative of the Company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 150 million active users as of March 31, 2013 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

Contact:

Erica Abrams

The Blueshirt Group for AVG

415-217-5864

erica@blueshirtgroup.com

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(In thousands of U.S. dollars)

	December 31, 2012	March 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$51,890	$60,785
Restricted cash	514	1,326
Trade accounts receivable, net	32,664	30,992
Inventories	702	619
Deferred income taxes	24,361	25,646
Prepaid expenses	5,080	6,740
Other current assets	6,684	5,548

Total current assets	121,895	131,656

Property and equipment, net	14,594	12,970
Deferred income taxes	53,805	51,626
Intangible assets, net	41,207	43,028
Goodwill	81,276	80,540
Investments	9,750	9,750
Other assets	939	936

Total assets	$323,466	$330,506

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,757	$5,279
Accrued compensation and benefits	21,575	19,314
Accrued expenses and other current liabilities	28,787	28,533
Current portion of long-term debt	12,226	9,726
Income taxes payable	3,343	5,172
Deferred tax liabilities	1,091	2,077
Deferred revenue	148,308	153,967

Total current liabilities	224,087	224,068

Long-term debt, less current portion	85,005	65,438
Deferred revenue, less current portion	32,848	33,447
Other non-current liabilities	4,096	4,673

Total liabilities	346,036	327,626

Ordinary shares	722	722
Additional paid-in capital (Distributions in excess of capital)	(130,432)	(128,327)
Treasury shares	(3,826)	(3,542)
Accumulated other comprehensive loss	(4,090)	(5,471)
Retained earnings	115,056	139,498
Total shareholders’ (deficit) equity	(22,570)	2,880

Total liabilities and shareholders’ (deficit) equity	$323,466	$330,506

AVG Technologies N.V.

Unaudited condensed consolidated interim statements of comprehensive income

(In thousands of U.S. dollars, except for share data and per share data)

	Three months ended March 31,
	2012	2013
Revenue:
Subscription	$46,630	$56,579
Platform-derived	36,355	48,147

Total revenue	82,985	104,726

Cost of revenue:
Subscription	7,191	7,429
Platform-derived	3,374	6,677

Total cost of revenue	10,565	14,106

Gross profit	72,420	90,620
Operating expenses:
Research and development	14,019	14,646
Sales and marketing	21,016	23,419
General and administrative	16,339	20,257

Total operating expenses	51,374	58,322

Operating income	21,046	32,298
Other expense, net	(6,181)	(2,086)

Income before income taxes and loss from investment in equity affiliate	14,865	30,212
Income tax (provision) benefit	(3,918)	(5,770)
Loss from investment in equity affiliate	(40)	—

Net income	10,907	24,442

Comprehensive income	$11,981	$23,061
Net income	$10,907	$24,442
Preferred share dividends	(753)	—

Net income available to ordinary shareholders—basic	$10,154	$24,442

Net income available to ordinary shareholders—diluted	$10,907	$24,442
Earnings per ordinary share—basic	$0.22	$0.45
Earnings per ordinary share—diluted	$0.21	$0.45
Weighted-average shares outstanding—basic	46,706,344	54,025,571
Weighted-average shares outstanding—diluted	52,964,620	54,625,745

AVG Technologies N.V.

Unaudited condensed consolidated interim statements of cash flows

(In thousands of U.S. dollars)

	Three months ended March 31,
	2012	2013
OPERATING ACTIVITIES:
Net income	$10,907	$24,442
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,117	5,099
Share-based compensation	4,331	3,633
Deferred income taxes	847	1,800
Change in the fair value of contingent consideration liabilities	152	815
Amortization of financing costs and loan discount	704	989
Loss from investment in equity affiliate	40	—
Loss (gain) on sale of property and equipment	(14)	(35)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(2,015)	1,400
Inventories	65	80
Accounts payable and accrued liabilities	651	(2,654)
Accrued compensation and benefits	149	(1,859)
Deferred revenue	4,050	9,170
Income taxes payable	(1,625)	2,884
Other assets	(875)	(2,535)
Other liabilities	(884)	38

Net cash provided by operating activities	20,600	43,267

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(1,872)	(3,738)
Proceeds from sale of property and equipment	33	53
Cash payments for acquisitions, net of cash acquired	(3,947)	(2,865)
(Increase) decrease in restricted cash	—	(812)

Net cash used in investing activities	(5,786)	(7,362)

FINANCING ACTIVITIES:
Payment of contingent consideration	—	(175)
Proceeds from issuance of ordinary shares	64,000	—
Share issuance costs	(6,970)	—
Proceeds from exercise of share options	318	199
Repayment of principal on long-term borrowings	(23,500)	(23,056)
Dividends paid	(2,555)	—
Repurchases of share rights and options from employees	(845)	(2,900)

Net cash provided (absorbed) by financing activities	30,448	(25,932)

Effect of exchange rate fluctuations on cash and cash equivalents	1,527	(1,078)

Change in cash and cash equivalents	46,789	8,895
Beginning cash and cash equivalents	60,740	51,890

Ending cash and cash equivalents	$107,529	$60,785

Supplemental cash flow disclosures:
Income taxes paid	$(2,400)	$(1,770)
Interest paid	$(4,548)	$(2,035)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(In thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Three months ended March 31,
	2012	2013
Net cash provided by operating activities	$20,600	$43,267
Less: Payments for property and equipment and intangible assets	(1,872)	(3,738)
Add: Interest expense	4,093	1,832
Less: Other adjustments, net of tax (see note)	—	2,467

Unlevered free cash flow	$22,821	$43,828

Revenue	$82,985	$104,726
Unlevered free cash flow	22,821	43,828

Cash conversion	28%	42%

Total revenue	$82,985	$104,726
Active users at period end (in millions)	114	150
Average active users (in millions) (1)	111	148

Three months revenue per average active user	$0.75	$0.71

	Twelve months ended March 31,
	2012	2013
Revenue	$294,603	$377,707
Active users at period end (in millions)	114	150
Average active users (in millions) (1)	107	132

Rolling twelve months revenue per average active user	$2.75	$2.86

(1)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

AVG Technologies N. V.

Reconciliation of GAAP measures to non-GAAP measures

(In thousands of U.S. dollars, except for share data and per share data)

	Three months ended March 31,
	2012	2013
Gross profit	$72,420	$90,620
Add back:
- Share-based compensation	8	(2)
- Acquisition amortization	1,152	1,263
- Other adjustments (see note)	—	(7)

Non-GAAP adjusted gross profit	$73,580	$91,874

Revenue	$82,985	$104,726

Non-GAAP adjusted gross profit margin	89%	88%

Operating expenses	$51,374	$58,322
Less:
- Share-based compensation	(4,323)	(3,635)
- Acquisition amortization	(902)	(1,020)
- Other adjustments (see note)	—	(870)

Non-GAAP adjusted operating expenses	$46,149	$52,797

Operating income	$21,046	$32,298
Add back:
- Share-based compensation	4,331	3,633
- Acquisition amortization	2,054	2,283
- Other adjustments (see note)	—	863

Non-GAAP adjusted operating income	$27,431	$39,077

Revenue	$82,985	$104,726

Non-GAAP adjusted operating income margin	33%	37%

Net income	$10,907	$24,442
Add back:
- Share-based compensation	4,331	3,633
- Acquisition amortization	2,054	2,283
- Other adjustments (see note)	—	863
- Provision (Benefit) for income taxes	3,918	5,770
Adjusted profit before taxes	21,210	36,991
Less: Tax effect (see note)	(2,975)	(5,179)

Non-GAAP adjusted net income	$18,235	$31,812

Weighted-average shares outstanding—diluted (in thousands)	52,965	54,626
Non-GAAP adjusted net income	$18,235	$31,812

Non-GAAP diluted EPS	$0.34	$0.58

Share-Based compensation

(In thousands of U.S. dollars)

	Three months ended March 31,
	2012	2013
Cost of revenue	$(8)	$2
Research and Development	(688)	(72)
Sales and Marketing	(592)	242
General and Administrative	(3,043)	(3,805)

Share-based compensation	$(4,331)	$(3,633)

Acquisition amortization

(In thousands of U.S. dollars)

	Three months ended March 31,
	2012	2013
Cost of revenue	$(1,152)	$(1,263)
Research and Development	—	(3)
Sales and Marketing	(902)	(1,017)

Acquisition amortization	$(2,054)	$(2,283)

AVG Technologies N. V.

Notes to Non-GAAP adjustments

Tax adjustment

The Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In particular, the Company’s entry into an innovation tax regime in the Netherlands resulted in a significant tax credit in June 2011, which is reversing in subsequent periods. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of 14% in its historic financial reporting and future projections to better reflect the core operational changes in the business. The normalized tax rate of 14% is approximate and based on an estimate of the Company’s future cash tax rate as well as its recent cash and income statement tax charges. The tax rate reflected on the income statement for the first quarter of 2012 and 2013 was on average 26.4% and 19.1% respectively and the tax paid reflected on the cash flow statement in 2012 and 2013 was 16.2% and 5.9% respectively for the first quarter.

Other adjustments

Other adjustments between GAAP and non-GAAP measures in the first quarter of 2013 comprise $0.9 million in charges associated with the rationalization of the Company’s global operations that commenced in the fourth quarter of 2012. In the first quarter of 2012 the Company did not record any charges related to other adjustments.

# # #

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: April 24, 2013	By:	/s/ John Little
Name: John Little
Title: Chief Financial Officer and Managing Director